

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 7, 2013

Via E-mail
Patrick S. Carter
Chief Executive Officer
808 Renewable Energy Corporation
5011 Argosy Avenue, Suite 4
Huntington Beach, CA 92649

> **Re:** **808 Renewable Energy Corporation**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed January 17, 2013**
> **File No. 333-184319**

Dear Mr. Carter:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Risk Factors, page 3

We have a history of losses…, page 4

1.   Please quantify the operating losses you have incurred since your inception.

Determination of Offering Price, page 14

2.   Please describe the various factors considered in determining the offering price. See Item 505 of Regulation S-K.

Description of Business, page 17

Our Business Model, page 17

3.	Please revise to clarify whether your customers are obligated to purchase the Thermal Energy produced by your plants, or whether this is a product for which they have the option of contracting separately from CHP.

Our Growth Strategy, page 18

Combined Heat and Power Solutions, page 18

4.	Please disclose whether the following statements are based upon management's belief, industry data, reports, articles or any other source. If the statement is based upon management's belief, please indicate that this is the case and include an explanation of the basis for such belief. If the statement is based upon a third-party source, please provide copies of the source materials to us, appropriately marked to highlight the sections, and tell us whether you commissioned any of the materials or whether they are widely available to the public.

- "While the traditional method of separately producing usable heat and power has a typical combined efficiency of 45%, CHP systems can operate at efficiency levels as high as 80%." (page 18)
- "The great majority of electricity generation in the United States does not make use of the waste heat. As a result, the average efficiency of utility generation has remained at roughly 34% since the 1960s. The energy lost in the United States from wasted heat in the power generation sector is greater than the total energy use of Japan." (page 18)
- The statements in the last two paragraph of, and the six bullets at the end of, this section.

Office Building CHP Plants, page 19

5.	We note your response to comment 10 in our letter dated December 4, 2012. The terms of the natural gas supply agreement you filed as Exhibit 10.12 appears to meet the criteria of a derivative instrument. We are reissuing the component of our comment pertaining to your assessment of the contract for derivative accounting considerations. Please explain your ASC 815-10-15-83 assessment in greater detail, but do not limit your assessment, to address the following additional questions:

- You state that the agreement is not readily convertible to cash. As the supply contract is for the purchase of natural gas, we are unclear why the contract does not have the criteria for net settlement. Please explain. Refer to ASC 815-10-15-119 through ASC 815-10-15-124.

- You state that the quantity and price are fixed. Please explain why these characteristics do not meet the criteria for a notional and underlying. Refer to ASC 815-10-55-7(a).

Management's Discussion and Analysis of Financial Condition and Results…, page 25

6.   We note your disclosure that the typical term of your long-term energy sales agreements is 10 to 15 years, and it appears that you acquired such long-term energy sales agreements as part of your acquisition of the energy systems. Please revise to indicate the number of years remaining on the long-term energy sales agreements associated with your seven currently operational energy systems.

Management, page 33

7.   It is unclear how the fact that "Mr. Grainger's family business has been public for over 50 years and is a member of the S&P 500" is relevant to Mr. Grainger's experience and qualifications. In this regard, we note that Mr. Grainger's primary experience appears to have been with Silvertip Adventures, LLC, which does not appear to be the company in question. Please delete this statement, or advise.

Executive Compensation, page 38

8.   Please update this section to include the required information for your recently completed fiscal year ended December 31, 2012. Please refer to Regulation S-K Compliance and Disclosure Question 117.05, available on our website.

Certain Relationships and Related Party Transactions, page 42

9.   Please revise to quantify the consulting fees paid to 808 Investments, LLC during the covered time periods. See Item 404(d) of Regulation S-K.

10.   We note your disclosure that Mr. Carter "assumed certain debt owed by our company to a vendor in the amount of $351,872." Please clarify whether this means that you now owe Mr. Carter this debt; if so, please provide all of the information required by Item 404(a) regarding this debt and, if the debt is evidenced in writing, please file the agreement as an exhibit.

11.   We note your response to comment 20 in our letter dated December 4, 2012 as well as the revisions to your disclosure. Please confirm that you have described in this section (i) the "various transactions with 808 Investments, LLC wherein monies were paid out of 808 Investments on behalf of the company or received by 808 Investments, LLC, on behalf of the company," as described in Note 9 on page F-12 and Note 10 on page F-34, (ii) the related party payable described in Note 9 on page F-12, (iii) the related party loan

payable described in Note 10 on page F-13, and (iv) the issuance of 3,995,058 units of Energy 3 as described in Note 10 on page F-34.

Loans from Affiliates, page 44

12.   We note your response to comment 19 in our letter dated December 4, 2012 as well as the revisions to your disclosure. Specifically, we note that you have revised your disclosure to add loans to the company from Mr. Grainger and members of his family and to remove the loan and fund advancement to the company from Mr. Carter. Please supplementally explain why the loan and fund advancement from Mr. Carter have been removed. Additionally, please revise your disclosure to state the amount of interest paid during the period for each transaction for which disclosure is provided under this subheading. Please see Item 404(a)(5) of Regulation S-K.

Selling Stockholders, page 50

13.   Please explain how "Lawrence V. Henslee *or* Patricia J. Henslee" [emphasis added] own the shares listed in the table, or revise.

Statements of Operations, pages F-3 and F-21

14.   We note your response to comment 27 in our letter dated December 4, 2012. Please revise to reflect the expenses in connection with the services provided by Mr. Carter and the related amount in additional paid-in-capital and label the revised respective financial statement line items as "restated", as appropriate, for the reporting periods presented. Refer to SAB Topic 5.T.

15.   We note your response to comment 29 in our letter dated December 4, 2012. You disclose on page F-37 that you declared dividends of $ 195,670 on the preferred series B and $436,736 on the common stock during the year ended December 31, 2011, totaling $632,406. This total appears to be erroneously reflected as a reduction from Net Loss to arrive at the Net Loss Attributable to Common Shareholders on page F-21 as it includes both preferred and common stock dividends. Please revise to include only dividends declared and accumulated on preferred stock during the corresponding period.

Statements of Cash Flows, page F-4

16.   We note your response to comment 33 in our letter dated December 4, 2012. As it appears that you issued equity units for cash, please explain why you consider cash provided to a related party that was ultimately used to settle outstanding obligations a non-cash transaction.

Note 2. Summary of Significant Accounting Policies, pages F-5 and F-24

17.   We note your response to comment 34 in our letter dated December 4, 2012. We refer you to your statement that "[e]quipment held for use in maintenance of existing plants, and equipment anticipated to be used to install new plants, plus existing plants that require upgrading and modernization and are not revenue producing are classified as inventory." In that regard, please tell us whether you have recorded amounts within inventory that you intend to continue to own and install in customer buildings, and that you do not anticipate will be converted to cash in the current operating cycle. If so, please tell us why you continue to believe current presentation of these assets is appropriate.

Note 12. Stockholders' Equity, page F-36

18.   We note your response to comment 41 in our letter dated December 4, 2012. Please tell us and disclose in greater detail the nature of the significant commission and direct expenses paid by you related to the offering of the Series B preferred stock.

Signatures, II-6

19.   We note your response to comment 44 in our letter dated December 4, 2012 as well as the revisions to the signature portion of your disclosure. We note, however, that Mr. Carter's title has been revised to remove the title of principal financial officer. With your next amendment, please revise the disclosure to include Mr. Carter's title of principal financial officer or the signature of your principal financial officer appropriately labeled. Please refer to the Instructions to Signatures on Form S-1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Jarrett Torno, Staff Accountant, at (202) 551-3703 or Andrew Mew, Accounting Branch Chief, at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Leslie, Staff Attorney, at (202) 551-3876, Lilyanna Peyser, Special Counsel, at (202) 551-3222 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom
Assistant Director

cc: Christopher A Wilson, Esq.
        Wilson & Oskam, LLP